

July 2, 2013

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

>   **Re: Erickson Air-Crane Incorporated**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 8, 2013**
>   **File No. 001-35482**
>
>   **Form 10-Q for the Quarterly Period Ended March 31, 2013**
>   **Filed May 9, 2013**
>   **File No. 001-35482**
>
>   **Form 8-K/A as of May 2, 2013**
>   **Filed June 10, 2013**
>   **File No. 001-35482**

Dear Mr. Ryan:

We have reviewed your response dated June 4, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 17

1. Refer to your response to our prior comment 8. Please provide information comparable to that furnished in your response to the staff in your discussion of the Air Amazonia

Acquisition on page 2 of the Form S-3 filed June 10, 2013. Please also include it in your Form 10-Q for the quarterly period ended June 30, 2013 and on an ongoing basis as applicable.

Form 8-K/A as of May 2, 2013, Filed June 10, 2013

Exhibit 99.1 – Financial Statements of Evergreen International Aviation, Inc.

Independent Auditor's Report, page F-21

2. Please provide an audit report signed in accordance with Article 2 of Regulation S-X for as of February 29, 2012 and February 28, 2011, and for each year in the three year period ended February 29, 2012. Specifically, the current audit report provided does not indicate location of the auditor.

Exhibit 99.3 – Pro Forma Financial Information

General

3. Comments have been issued on the annual pro forma financial statements; please make similar revisions to the quarterly pro forma financial statements as well, as applicable.

2. Purchase Price and Financing Considerations, page 5

4. Please revise your tabular disclosure to include, by asset class, the fair value adjustments comprising the $14,425 as detailed in the table on page 6. Specifically, a tabular presentation with related narrative disclosure similar to the contents, as applicable, in Note 3 is suggested for clarity. Please also consider adding a column for assets not acquired in the transaction, for clarity. (See explanation C).

Note 3 – Pro Forma Adjustments, page 7

Adjustment A-2: Depreciation and Amortization of Acquired Aircraft, page 7

5. Please disclose the useful lives used to calculate depreciation expense on the acquired aircraft. Please ensure footnote T has similar information or an appropriate crossreference.

Adjustment A-6: McMinnville Headquarters Goodwill Adjustment, page 7

6. Please reconcile the $1.7 million specified in your narrative disclosure with the $0.9 adjustment included in the tabular disclosure on page 1 under goodwill.

Adjustment A-7: Air Amazonia Acquisition Restricted Cash, page 8

7. Please eliminate the restricted cash adjustment as the Air Amazonia transaction is unrelated to the Evergreen transaction which is not considered to be probable.

Adjustment M: Amortization of Customer Relationships, page 9

8. Please revise this explanation to include the useful life assigned to customer relationships so the reader can recalculate the amortization taken in the pro forma statements. Similar revisions should be made to explanation N.

Adjustment O: Return-to-Service Obligations: page 9

9. Please explain to us, supplementally and in detail, your basis in GAAP for recording the $19.8 million in deferred maintenance for the "assumed leased fleet's returned to service obligations." In addition, please identify the specific aircraft to which you refer, tell us why they were not in service during 2012, and explain how the $19.8 million figure was determined. We may have further comments upon review of your response.

Adjustment W: Interest Expense, page 9

10. Please revise this explanation to include the interest rates assigned to each credit facility.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey

                                        David R. Humphrey
                                        Accounting Branch Chief